UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Agri-Laboratories, Inc.

File No. 24-10212 - CF#22274

Agri-Laboratories, Inc**.** submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A filed on June 17, 2008.

Based on representations by Agri-Laboratories, Inc**.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 6.3   through December 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel